SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DIVERSIFIED THERMAL SOLUTIONS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

000-1096835

(CUSIP Number)

B. Grant Hunter
4126 Delp Street
Memphis, Tennessee 38181
(901) 365-7650
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Martin F. Shea, Jr.
Bass, Berry & Sims PLC
100 Peabody Place, Suite 900
Memphis, Tennessee 38103
(901) 543-5900

July 1, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 5 Pages

CUSIP NO. 000-1096835	13D	Page 2 of 5 Pages

(1)	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Curry

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (See Instructions) PF, 00

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	(7)	SOLE VOTING POWER
NUMBER OF		7,710,197
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		7,710,197

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,710,197

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.1% (based upon 20,242,571 shares outstanding on December 16, 2002)

(14)	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer.

     The class of equity securities to which this Schedule 13D relates is the common stock, par value $.0001 per share (the “Common Stock”), of Diversified Thermal Solutions, Inc. (the “Issuer”), a Nevada corporation. The address of the Issuer’s principal executive offices is 4126 Delp Street, Memphis, Tennessee 38181.

Item 2. Identity and Background.

(a)	The name of the person filing this statement is John Curry.

(b)	Mr. Curry’s address is 7103 Buckingham Drive, Germantown, Tennessee 38138.

(c)	Mr. Curry’s present principal occupation or employment is serving as a Risk Manager for Knight & Wilson, Inc. and also as an insurance consultant and salesman at the address set forth above.

(d)	During the last five years, Mr. Curry has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Curry has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Mr. Curry is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     Mr. Curry received 7,500,000 shares of Common Stock of the Issuer on July 1, 2002 in exchange for the stock of Global Holdings, Inc. that he owned in connection with the Issuer’s acquisition of Global Holdings, Inc. The other shares owned by Mr. Curry were either acquired by him with personal funds or were issued to him by the Issuer in connection with his relationship with the Issuer as a Director and the Secretary/Treasurer of the Issuer.

Item 4. Purpose of Transaction.

     Mr. Curry acquired the Common Stock for investment purposes.

     Except as set forth herein, Mr. Curry has not, at this time, decided upon any plans or proposals that relate to or would result in (i) the acquisition or disposition by any person of securities of the Issuer, (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) any sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (iv) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any material change in the Issuer’s business or corporate structure, (vii) any changes in the Issuer’s Articles of Incorporation, bylaws or instruments corresponding thereto or other actions which may impede the

Page 3 of 5 Pages

acquisition or control of the Issuer by any person, (viii) causing the Common Stock to be delisted from a national securities exchange or becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (ix) any action similar to any of those enumerated above. Nevertheless, Mr. Curry reserves the right to take any and all actions with respect to the Issuer or its equity securities as may be permitted by law.

Item 5. Interest in Securities of the Issuer.

(a)	The aggregate number of shares of Common Stock beneficially owned by Mr. Curry is 7,710,197, which represents 38.1% of the Common Stock outstanding.

(b)	Mr. Curry has sole voting power and sole dispositive power with respect to all 7,710,197 shares of Common Stock. Mr. Curry has shared voting power and shared dispositive power with respect to 0 shares of Common Stock.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Not applicable.

Item 7. Material to be Filed as Exhibits.

     None.

Page 4 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2002

/s/ John Curry John Curry

Page 5 of 5 Pages